                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 3)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                 IFX CORPORATION
                                (Name of Issuer)

                          Common Stock, $0.02 par value
                         (Title of Class of Securities)

                                   449518 20 8
                                 (CUSIP Number)

                         UBS CAPITAL AMERICAS III, L.P.
                                 299 Park Avenue
                            New York, New York 10171
                                Attn: Marc Unger
                                 (212) 821-4329
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   COPIES TO:

                              Adam H. Golden, Esq.
                                Kaye Scholer LLP
                                425 Park Avenue
                            New York, New York 10022
                                 (212) 836-8000

                                 MARCH 13, 2001
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                                    SCHEDULE 13D
-----------------------------                         --------------------------
CUSIP NO. 449518 20 8 (FOR                               PAGE 2 OF 18 PAGES
COMMON STOCK AND COMMON
STOCK ISSUED UPON
CONVERSION)
-----------------------------                         --------------------------

-------------------------------------------------------------------------------------------------------------------------
                             NAME OF REPORTING PERSON
                             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
  1.
                             UBS CAPITAL AMERICAS III, L.P. ("AMERICAS III")
-------------------------------------------------------------------------------------------------------------------------
                             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                 (a) [ ]
  2.                                                                                                           (b) [ ]

-------------------------------------------------------------------------------------------------------------------------
  3.                         SEC USE ONLY

-------------------------------------------------------------------------------------------------------------------------
                             SOURCE OF FUNDS*
  4.
                             WC
-------------------------------------------------------------------------------------------------------------------------
                             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
  5.                         TO ITEMS 2(d) OR 2(e)                                                                 [ ]

-------------------------------------------------------------------------------------------------------------------------
                             CITIZENSHIP OR PLACE OF ORGANIZATION
  6.
                             Jersey, Channel Islands
-------------------------------------------------------------------------------------------------------------------------
                             SOLE VOTING POWER
                        7.
                             0
                       --------------------------------------------------------------------------------------------------
                             SHARED VOTING POWER
                             Americas III owns 1,149,878 shares of Class I Series A Convertible Preferred
     NUMBER OF          8.   Stock (convertible into 1,149,878 shares of Common Stock), 779,447 shares of
      SHARES                 Class II Series A Convertible Preferred Stock (convertible into 779,447 shares
   BENEFICIALLY              of Common Stock) and 1,425,000 shares of Common Stock. See also Item 4(a).
     OWNED BY          --------------------------------------------------------------------------------------------------
       EACH                  SOLE DISPOSITIVE POWER
     REPORTING          9.
      PERSON                 0
       WITH            --------------------------------------------------------------------------------------------------
                             SHARED DISPOSITIVE POWER
                             Americas III owns 1,149,878 shares of Class I Series A Convertible Preferred
                       10.   Stock (convertible into 1,149,878 shares of Common Stock), 779,447 shares of
                             Class II Series A Convertible Preferred Stock (convertible into 779,447 shares of Common Stock) and 1,425,000 shares of Common Stock. See also Item 4(a).
-------------------------------------------------------------------------------------------------------------------------
                             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             Americas III owns 1,149,878 shares of Class I Series A Convertible Preferred
  11.                        Stock (convertible into 1,149,878 shares of Common Stock), 779,447 shares of
                             Class II Series A Convertible Preferred Stock (convertible into 779,447 shares of Common Stock) and 1,425,000 shares of Common Stock. See also Item 4(a).
-------------------------------------------------------------------------------------------------------------------------
                             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                [ ]
  12.

-------------------------------------------------------------------------------------------------------------------------
                             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             Americas III owns 95% of Class I Series A Convertible Preferred Stock and Class
  13.                        II Series A Convertible Preferred Stock. Including the Common Stock into which such Convertible Preferred Stock is convertible and the outstanding Common Stock it owns, the Reporting Person owns approximately 21.21% of the Common Stock. See also Item 4(a).
-------------------------------------------------------------------------------------------------------------------------
                               TYPE OF REPORTING PERSON*
  14.
                               PN
-------------------------------------------------------------------------------------------------------------------------

                                    SCHEDULE 13D
-----------------------------                         --------------------------
CUSIP NO. 449518 20 8 (FOR                               PAGE 3 OF 18 PAGES
COMMON STOCK AND COMMON
STOCK ISSUED UPON
CONVERSION)
-----------------------------                         --------------------------

-------------------------------------------------------------------------------------------------------------------------
                                         *SEE INSTRUCTIONS BEFORE FILLING OUT
                             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
-------------------------------------------------------------------------------------------------------------------------
                             NAME OF REPORTING PERSON
                             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
  1.
                             UBS CAPITAL JERSEY CORPORATION II, LTD ("UBS JERSEY")
-------------------------------------------------------------------------------------------------------------------------
                             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                 (a) [ ]
  2.                                                                                                           (b) [ ]

-------------------------------------------------------------------------------------------------------------------------
                             SEC USE ONLY
  3.

-------------------------------------------------------------------------------------------------------------------------
                             SOURCE OF FUNDS*
  4.
                             AF
-------------------------------------------------------------------------------------------------------------------------
                             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  5.                         ITEMS 2(d) OR 2(e)                                                                    [ ]

-------------------------------------------------------------------------------------------------------------------------
                             CITIZENSHIP OR PLACE OF ORGANIZATION
  6.
                             Jersey, Channel Islands
-------------------------------------------------------------------------------------------------------------------------
                             SOLE VOTING POWER
                        7.
                             0
                       --------------------------------------------------------------------------------------------------
                             SHARED VOTING POWER
                             1,149,878 shares of Class I Series A Convertible Preferred Stock (convertible
     NUMBER OF          8.   into 1,149,878 shares of Common Stock), 779,447 shares of Class II Series A
      SHARES                 Convertible Preferred Stock (convertible into 779,447 shares of Common Stock)
   BENEFICIALLY              and 1,425,000 shares of Common Stock held by Americas III. See also Item 4(a).
     OWNED BY          --------------------------------------------------------------------------------------------------
       EACH                  SOLE DISPOSITIVE POWER
     REPORTING          9.
      PERSON                 0
       WITH            --------------------------------------------------------------------------------------------------
                             SHARED DISPOSITIVE POWER
                             1,149,878 shares of Class I Series A Convertible Preferred Stock (convertible
                       10.   into 1,149,878 shares of Common Stock), 779,447 shares of Class II Series A
                             Convertible Preferred Stock (convertible into 779,447 shares of Common Stock)
                             and 1,425,000 shares of Common Stock held by Americas III. See also Item 4(a).
-------------------------------------------------------------------------------------------------------------------------
                             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             1,149,878 shares of Class I Series A Convertible Preferred Stock (convertible
  11.                        into 1,149,878 shares of Common Stock), 779,447 shares of Class II Series A
                             Convertible Preferred Stock (convertible into 779,447 shares of Common Stock)
                             and 1,425,000 shares of Common Stock held by Americas III. See also Item 4(a).
-------------------------------------------------------------------------------------------------------------------------
                             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                [ ]
  12.

-------------------------------------------------------------------------------------------------------------------------
                             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             95% of Class I Series A Convertible Preferred Stock and Class II Series A
  13.                        Convertible Preferred Stock. Including the Common Stock into which such
                             Convertible Preferred Stock is convertible and the outstanding Common Stock it owns, the Reporting Person owns approximately 21.21% of the Common Stock. See also Item 4(a).
-------------------------------------------------------------------------------------------------------------------------

                                    SCHEDULE 13D
-----------------------------                         --------------------------
CUSIP NO. 449518 20 8 (FOR                               PAGE 4 OF 18 PAGES
COMMON STOCK AND COMMON
STOCK ISSUED UPON
CONVERSION)
-----------------------------                         --------------------------

-------------------------------------------------------------------------------------------------------------------------
                             TYPE OF REPORTING PERSON*
  14.
                             CO
-------------------------------------------------------------------------------------------------------------------------

                                    SCHEDULE 13D
-----------------------------                         --------------------------
CUSIP NO. 449518 20 8 (FOR                               PAGE 5 OF 18 PAGES
COMMON STOCK AND COMMON
STOCK ISSUED UPON
CONVERSION)
-----------------------------                         --------------------------

-------------------------------------------------------------------------------------------------------------------------
                                         *SEE INSTRUCTIONS BEFORE FILLING OUT
                             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
-------------------------------------------------------------------------------------------------------------------------
                             NAME OF REPORTING PERSON
                             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
  1.                         UBS CAPITAL AMERICAS III, LLC f/k/a
                             UBS CAPITAL AMERICAS (LA-ADVISOR) LLC ("ADVISOR")
-------------------------------------------------------------------------------------------------------------------------
                             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                 (a) [ ]
  2.                                                                                                           (b) [ ]

-------------------------------------------------------------------------------------------------------------------------
                             SEC USE ONLY
  3.

-------------------------------------------------------------------------------------------------------------------------
                             SOURCE OF FUNDS*
  4.
                             AF
-------------------------------------------------------------------------------------------------------------------------
                             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
  5.                         TO ITEMS 2(d) OR 2(e)                                                                 [ ]

-------------------------------------------------------------------------------------------------------------------------
                             CITIZENSHIP OR PLACE OF ORGANIZATION
  6.
                             Delaware, U.S.A.
-------------------------------------------------------------------------------------------------------------------------
                             SOLE VOTING POWER
                        7.
                             0
                       --------------------------------------------------------------------------------------------------
                             SHARED VOTING POWER
                             1,149,878 shares of Class I Series A Convertible Preferred Stock (convertible
     NUMBER OF          8.   into 1,149,878 shares of Common Stock), 779,447 shares of Class II Series A
      SHARES                 Convertible Preferred Stock (convertible into 779,447 shares of Common Stock)
   BENEFICIALLY              and 1,425,000 shares of Common Stock held by Americas III. See also Item 4(a).
     OWNED BY          --------------------------------------------------------------------------------------------------
       EACH                  SOLE DISPOSITIVE POWER
     REPORTING          9.
      PERSON                 0
       WITH            --------------------------------------------------------------------------------------------------
                             SHARED DISPOSITIVE POWER
                             1,149,878 shares of Class I Series A Convertible Preferred Stock (convertible
                       10.   into 1,149,878 shares of Common Stock), 779,447 shares of Class II Series A
                             Convertible Preferred Stock (convertible into 779,447 shares of Common Stock)
                             and 1,425,000 shares of Common Stock held by Americas III. See also Item 4(a).
-------------------------------------------------------------------------------------------------------------------------
                             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             1,149,878 shares of Class I Series A Convertible Preferred Stock (convertible
  11.                        into 1,149,878 shares of Common Stock), 779,447 shares of Class II Series A
                             Convertible Preferred Stock (convertible into 779,447 shares of Common Stock)
                             and 1,425,000 shares of Common Stock held by Americas III. See also Item 4(a).
-------------------------------------------------------------------------------------------------------------------------
                             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                [ ]
  12.

-------------------------------------------------------------------------------------------------------------------------
  13.                        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             95% of Class I Series A Convertible Preferred Stock and Class II Series A
                             Convertible Preferred Stock. Including the Common Stock into which such
                             Convertible Preferred Stock is convertible and the outstanding Common Stock it owns, Americas III owns approximately 21.21% of the Common Stock. See also Item
                             4(a).
-------------------------------------------------------------------------------------------------------------------------

                                    SCHEDULE 13D
-----------------------------                         --------------------------
CUSIP NO. 449518 20 8 (FOR                               PAGE 6 OF 18 PAGES
COMMON STOCK AND COMMON
STOCK ISSUED UPON
CONVERSION)
-----------------------------                         --------------------------

-------------------------------------------------------------------------------------------------------------------------
                             TYPE OF REPORTING PERSON*
  14.
                             OO
-------------------------------------------------------------------------------------------------------------------------

                                    SCHEDULE 13D
-----------------------------                         --------------------------
CUSIP NO. 449518 20 8 (FOR                               PAGE 7 OF 18 PAGES
COMMON STOCK AND COMMON
STOCK ISSUED UPON
CONVERSION)
-----------------------------                         --------------------------

-------------------------------------------------------------------------------------------------------------------------
                                         *SEE INSTRUCTIONS BEFORE FILLING OUT
                             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
-------------------------------------------------------------------------------------------------------------------------
                             NAME OF REPORTING PERSON
                             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
  1.
                             UBS AG
-------------------------------------------------------------------------------------------------------------------------
                             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                 (a) [ ]
  2.                                                                                                           (b) [ ]

-------------------------------------------------------------------------------------------------------------------------
                             SEC USE ONLY
  3.

-------------------------------------------------------------------------------------------------------------------------
                             SOURCE OF FUNDS*
  4.
                             AF
-------------------------------------------------------------------------------------------------------------------------
                             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  5.                         ITEMS 2(d) OR 2(e)                                                                    [ ]

-------------------------------------------------------------------------------------------------------------------------
                             CITIZENSHIP OR PLACE OF ORGANIZATION
  6.
                             Switzerland
-------------------------------------------------------------------------------------------------------------------------
                             SOLE VOTING POWER
                             60,520 shares of Class I Series A Convertible Preferred Stock (convertible into
                        7.   60,520 shares of Common Stock), 41,024 shares of Class II Series A
                             Convertible Preferred Stock (convertible into 41,024 shares of Common Stock) and
                             75,000 shares of Common Stock held by UBS Capital LLC. See also Item 4(a).
                       --------------------------------------------------------------------------------------------------
                             SHARED VOTING POWER
                             1,149,878 shares of Class I Series A Convertible Preferred Stock (convertible
     NUMBER OF          8.   into 1,149,878 shares of Common Stock), 779,447 shares of Class II Series A
      SHARES                 Convertible Preferred Stock (convertible into 779,447 shares of Common Stock)
   BENEFICIALLY              and 1,425,000 shares of Common Stock held by Americas III. See also Item 4(a).
     OWNED BY          --------------------------------------------------------------------------------------------------
       EACH                  SOLE DISPOSITIVE POWER
     REPORTING               60,520 shares of Class I Series A Convertible Preferred Stock (convertible into
      PERSON            9.   60,520 shares of Common Stock), 41,024 shares of Class II Series A Convertible
       WITH                  Preferred Stock (convertible into 41,024 shares of Common Stock) and 75,000 shares of Common Stock held by UBS Capital LLC. See also Item 4(a).
                       --------------------------------------------------------------------------------------------------
                             SHARED DISPOSITIVE POWER
                             1,149,878 shares of Class I Series A Convertible Preferred Stock (convertible
                       10.   into 1,149,878 shares of Common Stock), 779,447 shares of Class II Series A
                             Convertible Preferred Stock (convertible into 779,447 shares of Common Stock)
                             and 1,425,000 shares of Common Stock held by Americas III. See also Item 4(a).
-------------------------------------------------------------------------------------------------------------------------
                             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             1,149,878 shares of Class I Series A Convertible Preferred Stock (convertible into 1,149,878 shares of Common Stock), 779,447 shares of Class II Series A
                             Convertible Preferred Stock (convertible into 779,447 shares of Common Stock)
  11.                        and 1,425,000 shares of Common Stock held by Americas III; 60,520 shares of
                             Class I Series A Convertible Preferred Stock (convertible into 60,520 shares of
                             Common Stock), 41,024 shares of Class II Series A Convertible Preferred Stock
                             (convertible into 41,024 shares of Common Stock) and 75,000 shares of Common
                             Stock held by UBS Capital LLC. See also Item 4(a).
-------------------------------------------------------------------------------------------------------------------------

                                    SCHEDULE 13D
-----------------------------                         --------------------------
CUSIP NO. 449518 20 8 (FOR                               PAGE 8 OF 18 PAGES
COMMON STOCK AND COMMON
STOCK ISSUED UPON
CONVERSION)
-----------------------------                         --------------------------

-------------------------------------------------------------------------------------------------------------------------
                             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                [ ]
  12.

-------------------------------------------------------------------------------------------------------------------------
                             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             100% of Class I Series A Convertible Preferred Stock (95% of which is held by
                             Americas III and 5% of which is held by UBS Capital LLC) and 100% of the Class
                             II Series A Convertible Preferred Stock (95% of which is held by Americas III
  13.                        and 5% of which is held by UBS Capital LLC). Including the Common Stock into which the Class I and Class II Series A Convertible Preferred Stock is
                             convertible and the outstanding Common Stock held by Americas III and UBS
                             Capital LLC, the Reporting Person beneficially owns approximately 22.18% of the
                             Common Stock. See also Item 4(a).
-------------------------------------------------------------------------------------------------------------------------
                             TYPE OF REPORTING PERSON*
  14.
                             CO
-------------------------------------------------------------------------------------------------------------------------
                                         *SEE INSTRUCTIONS BEFORE FILLING OUT
                             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
-------------------------------------------------------------------------------------------------------------------------



                               Page 8 of 18 Pages

ITEM 1.         SECURITY AND ISSUER.

                This Amendment No. 3 (this "Amendment No. 3") to the Statement on Schedule 13D relates to shares of the Common Stock, $0.02 par value per share ("Common Stock") of IFX Corporation, a Delaware corporation (the "Company"). This Amendment No. 3 is being filed to amend and restate in its entirety the Statement on Schedule 13D filed on June 26, 2000 (File No. 005-38061) (the "Original Schedule 13D"), as previously amended by Amendment No. 2 to the Statement on Schedule 13D filed on October 19, 2000 (File No. 005-38061) (the "Amendment No. 2") and Amendment No. 1 to the Statement on Schedule 13D filed on July 20, 2000 (File No. 005-38061) (the "Amendment No. 1"), as a result of the execution of a Purchase Agreement, dated March 13, 2001 by and among the Company, UBS Capital Americas III, L.P. ("Americas III") and UBS Capital LLC whereby, among other things, Americas III will acquire 4,197,349 shares of the Company's Series B Convertible Preferred Stock and UBS AG, through its 100% ownership of UBS Capital LLC, will acquire 220,913 shares of the Company's Series B Convertible Preferred Stock. The principal executive office of the Company is located at 707 Skokie Boulevard, Suite 580, Northbrook, Illinois 60062.


ITEM 2.         IDENTITY AND BACKGROUND.

                (a) and (b).    The following information is given with respect
to the persons filing this statement:

                UBS Capital Americas III, L.P. ("Americas III") is a limited partnership formed under the laws of Jersey, Channel Islands with its principal office located at Elizabeth House, 9 Castle Street, St. Helier, Jersey JE4 2QB, Channel Islands. It is engaged in the business of investing in private and public companies.

                UBS Capital Jersey Corporation II, Ltd. ("UBS Jersey") is a Jersey, Channel Islands corporation with its principal office located at Elizabeth House, 9 Castle Street, St. Helier, Jersey JE4 2QB, Channel Islands. UBS Jersey is a wholly owned subsidiary of UBS AG. UBS Jersey serves as the general partner of Americas III.

                UBS Capital Americas III, LLC f/k/a UBS Capital Americas (LA-Advisor) LLC ("Advisor") is a Delaware limited liability company with its principal offices located at 299 Park Avenue, New York, New York 10171. Advisor is engaged in the business of advising and managing Americas III and other private equity investment funds.

                UBS AG is a Swiss banking corporation with its principal offices located at Bahnhofstrasse 45, 8021 Zurich. UBS AG is engaged in the general banking business.

                (c) The general partner of Americas III is UBS Jersey. The present principal occupation or employment of each of the members, directors, managers and/or executive officers of each of UBS Jersey, Advisor and UBS AG are incorporated herein by reference to Exhibit A to the Original Schedule 13D.



                               Page 9 of 18 Pages

                (d) and (e)     During the past five years, none of the
Reporting Persons nor, to the knowledge of the Reporting Persons, any of their respective members, directors or executive officers have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                (f) Americas III is a limited partnership formed under the laws of Jersey, Channel Islands. UBS Jersey is a corporation formed under the laws of Jersey, Channel Islands. Advisor is a Delaware limited liability company. UBS AG is a corporation formed under the laws of Switzerland. To the knowledge of Advisor, all of its managers are citizens of the United States except Marcelo Pestarino who is a citizen of Argentina and Luiz Spinola who is a citizen of Brazil. To the knowledge of UBS AG and UBS Jersey, none of their directors and executive officers are citizens of the United States.


ITEM 3.         SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                The aggregate purchase price paid by Americas III was (i) $23,750,000 for the 1,149,878 shares of Class I Preferred and 779,447 shares of Class II Preferred and (ii) $8,550,000 for the 1,425,000 shares of Common Stock. The aggregate purchase price paid by UBS Capital LLC, the wholly owned subsidiary of UBS AG, was (i) $1,250,000 for the 60,520 shares of Class I Preferred and the 41,024 shares of Class II Preferred and (ii) $450,000 for the 75,000 shares of Common Stock. The source of the funds for the purchase was the working capital of Americas III and UBS Capital LLC, respectively.


ITEM 4.         PURPOSES OF TRANSACTION.

        As previously reported, Americas III and UBS Capital LLC executed a Purchase and Sale Agreement dated as of October 13, 2000, by and among International Technology Investments LC, a Nevada limited liability company ("ITI"), Michael Shalom ("Shalom"), Americas III and UBS Capital LLC, which is incorporated herein by reference to Exhibit G to Amendment No. 2 (the "ITI Purchase Agreement"). Under the ITI Purchase Agreement, Americas III and UBS Capital LLC agreed to purchase 1,425,000 and 75,000 shares of Common Stock, respectively, from ITI. Simultaneously with the signing of the ITI Purchase Agreement on October 13, 2000, Americas III and UBS Capital LLC purchased such shares of Common Stock for a price of $6.00 per share or $9,000,000 in the aggregate. The Common Stock purchased pursuant to the ITI Purchase Agreement is subject to the Stockholders Agreement (defined below) and Registration Rights Agreement (defined below).

        As previously reported, Americas III and UBS Capital LLC executed a Purchase Agreement, dated as of June 15, 2000, by and among the Company, Americas III and UBS Capital LLC, which



                               Page 10 of 18 Pages
is incorporated herein by reference to Exhibit B to the Original Schedule 13D (the "Series A Purchase Agreement"). Under the Series A Purchase Agreement, Americas III and UBS Capital LLC agreed to purchase shares of Class I Series A Convertible Preferred Stock (the "Class I Preferred") and shares of Class II Series A Convertible Preferred Stock (the "Class II Preferred"). Simultaneously with the signing of the Series A Purchase Agreement on June 15, 2000, Americas III and UBS Capital LLC purchased 1,149,878 shares of Class I Preferred and 60,520 shares of Class I Preferred, respectively, for a price of $12.31 per share or $14,900,000 in the aggregate. Under the Series A Purchase Agreement, Americas III and UBS Capital LLC also agreed to invest an additional $10,100,000, in the aggregate, in the Company by purchasing shares of the Company's Class II Preferred at a per share price to be determined at the closing based on the then-current market price of the Common Stock, such purchase price to be in any event between $12.31 per share and $18.74 per share. The consummation of the purchase of the Class II Preferred was conditioned upon, among other things, termination of the statutory waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. On July 17, 2000, Americas III and UBS Capital LLC consummated their purchase of the Class II Preferred. In accordance with the Series A Purchase Agreement, Americas III and UBS Capital LLC purchased 779,447 shares of Class II Preferred and 41,024 shares of Class II Preferred, respectively, for a price of $12.31 per share or $10,100,000 in the aggregate.

        The Class I Preferred and Class II Preferred were authorized pursuant to a Certificate of Designation, Number, Powers, Preferences and Relative, Participating, Optional and Other Rights of the Series A Convertible Preferred Stock of IFX Corporation, filed with the Secretary of State of the State of Delaware on June 15, 2000, which is incorporated herein by reference to Exhibit C to the Original Schedule 13D (the "Series A Certificate of Designation"). Both the Class I Preferred and Class II Preferred are convertible into Common Stock on a one-for-one basis, subject to customary anti-dilution adjustments. Pursuant to the Series A Certificate of Designation, holders of the Class I Preferred or Class II Preferred have preemptive rights with respect to certain issuances by the Company of its capital stock or securities convertible into such capital stock. Under the Stockholders Agreement, dated as of June 15, 2000, by and among the Company, Americas III, UBS Capital LLC, ITI, Lee S. Casty, Joel Eidelstein and Shalom, which is incorporated herein by reference to Exhibit D to the Original Schedule 13D (the "Stockholders Agreement"), Americas III and UBS Capital LLC have certain rights of first refusal on, and certain rights to participate in, transfers of capital stock of the Company by the other stockholders party thereto. The Stockholders Agreement also restricts, for a period of two years, Americas III, UBS Capital LLC or any of their affiliates from acquiring additional voting securities of the Company which may result in Americas III and UBS Capital LLC, together with their affiliates, holding in excess of 20% of the voting securities of the Company, except such acquisitions which (i) are approved by a majority of the Board of Directors of the Company,
(ii) result from any stock dividends, reclassifications or other distributions or offerings made available to the Company's stockholders on a pro rata basis or
(iii) are made pursuant to the Stockholders Agreement (the "Acquisition Restrictions").

                Each Reporting Person acquired the shares reported for investment purposes. The Reporting Persons may from time to time acquire additional shares of the Company in the open market or in privately negotiated transactions, subject to availability of such shares at prices deemed favorable, the Company's business or financial condition and to other factors and conditions the



                               Page 11 of 18 Pages

Reporting Persons deem appropriate. Alternatively, the Reporting Persons may sell all or a portion of their shares of Preferred Stock or Common Stock in the open market or in privately negotiated transactions. The Reporting Persons' designees serving on the Board of Directors of the Company, in their capacity as directors, provide advice to and consult with the Company's management on business strategy and operations on an ongoing basis (see paragraph (d) below).

                (a) Americas III and UBS Capital LLC have entered into a Purchase Agreement, dated as of March 13, 2001, by and among the Company, Americas III and UBS Capital LLC, which is incorporated herein by reference to Exhibit H to this Amendment No. 3 (the "Series B Purchase Agreement"). Under the Series B Purchase Agreement, Americas III and UBS Capital LLC have agreed to purchase 4,197,349 shares and 220,913 shares, respectively, of Series B Convertible Preferred Stock (the "Series B Preferred") for a price of $3.50 per share or $15,463,917 in the aggregate (the "Series B Financing"). The consummation of the Series B Financing has been approved by the requisite vote of the Company's stockholders pursuant to a written consent and is conditioned upon, among other things, (i) the filing of an Information Statement on Schedule 14C with the Securities and Exchange Commission and distribution of such Information Statement to the Company's stockholders in accordance with Regulation 14C promulgated under the Securities Exchange Act of 1934, as amended, (ii) the filing of an Amended and Restated Series A Certificate of Designation (as defined below), (iii) the execution of an Amended and Restated Stockholders Agreement (as defined below) and (iv) customary regulatory approvals.

                The Series B Preferred will be authorized pursuant to a Certificate of Designation, Number, Powers, Preferences and Relative, Participating, Optional and Other Rights of the Series B Convertible Preferred Stock of IFX Corporation, which will be filed with the Secretary of State of the State of Delaware in the form attached as an exhibit to the Series B Purchase Agreement (the "Series B Certificate of Designation"). The Series B Preferred will be convertible into Common Stock on a one-for-one basis, subject to customary anti-dilution adjustments. Pursuant to the Series B Certificate of Designation, holders of the Series B Preferred will have preemptive rights with respect to certain issuances by the Company of its capital stock or securities convertible into such capital stock.

                Upon consummation of the Series B Financing, an Amended and Restated Stockholders Agreement will be entered into by and among the Company, Americas III, UBS Capital LLC, ITI, Lee S. Casty, Joel Eidelstein and Shalom, in the form attached as an exhibit to the Series B Purchase Agreement (the "Amended and Restated Stockholders Agreement"). The Amended and Restated Stockholders Agreement will preserve Americas III's and UBS Capital LLC's rights of first refusal on, and certain rights to participate in, transfers of capital stock of the Company by the other stockholder party thereto, and will effect, among other changes, the following material changes to the rights and obligations of the Reporting Persons under the Stockholders Agreement: (i) transfers of capital stock of the Company by Americas III and UBS Capital LLC will be subject to the right of the other stockholders party thereto to participate pro rata in such transfers, (ii) the Acquisition Restrictions will be terminated, (iii) subject to certain limitations, the holders of a majority of the outstanding capital stock of the Company will have the right to require all of the other stockholders party thereto to join in a sale of the Company and (iv) the rights of the parties to designate members of the Company's Board of Directors will be revised. (See Item 4(d) below.)



                               Page 12 of 18 Pages

                Pursuant to the terms of the anti-dilution provisions contained in the Series A Certificate of Designation, the issuance of the Series B Preferred at a price of $3.50 per share will result in a reduction of the conversion price of the Class I and Class II Preferred from its current conversion price of $12.31 to a price of $3.50. Upon consummation of the Series B Financing, an Amended and Restated Certificate of Designation, Preferences and Rights of Series A Preferred Stock of the Company (the "Amended and Restated Series A Certificate of Designation") will be filed with the Secretary of State of the State of Delaware to reflect this change and certain other modifications to the terms of the Class I and Class II Preferred. After giving effect to such adjustment, each share of Class I and Class II Preferred will be convertible into 3.52 shares of Common Stock.

                (b)     None.

                (c)     None.

                (d) The Reporting Persons are currently entitled to have two representatives elected to the Board of Directors of the Company (the "Board"), which is set at seven directors. The Reporting Persons are entitled to appoint one of its representatives as holder of a majority of the outstanding Class I Preferred and Class II Preferred, voting as a single class, in accordance with the Certificate of Designation. In accordance with the Stockholders Agreement, the Reporting Persons are entitled to appoint a second director to the Board, which directorship will terminate upon the election of an independent director satisfactory to the Reporting Persons. On June 15, 2000, Charles W. Moore and Mark O. Lama, Principals of Advisor, were designated by the Reporting Persons and elected to the Company's Board (the "UBS Board Representatives").

                Upon consummation of the Series B Financing, the Amended and Restated Series A Certificate of Designation will, among other things, provide the holders of a majority of the Class I Preferred and Class II Preferred, voting as a single class, the power to appoint two representatives to the Board. The Series B Certificate of Designation will grant the holders of a majority of the Series B Preferred, voting as a single class, the power to appoint one representative to the Board. As such, the Reporting Persons will be entitled to appoint three out of seven representatives to the Board of Directors upon consummation of the Series B Financing. The Amended and Restated Stockholders Agreement will reflect the reallocation of rights to appoint representatives to the Board.

                (e) Pursuant to the Series A Purchase Agreement, the Company filed the Series A Certificate of Designation designating (i) 1,210,398 shares of its 10,000,000 authorized shares of preferred stock as Class I Preferred and
(ii) 820,471 shares of its 10,000,000 authorized shares of preferred stock as Class II Preferred. As of the date hereof, 1,210,398 shares of Class I Series A Convertible Preferred Stock are issued and outstanding and 820,471 shares of Class II Series A Convertible Preferred Stock are issued and outstanding. Additionally, under the Series A Certificate of Designation the Company must obtain the approval of the holders of a majority of the Class I Preferred and Class II Preferred, voting as a single class, prior to declaring, paying or setting aside dividends on any capital stock of the Company or any of its subsidiaries. Upon consummation of the Series B Financing, the Series B Certificate of Designation will be filed designating 4,418,262 shares of the Company's preferred stock as Series B Preferred. The Series B Certificate



                               Page 13 of 18 Pages
of Designation will afford the holders of the Series B Preferred the same rights with respect to declaring, paying or setting aside dividends on any capital stock of the Company or any of its subsidiaries as those afforded the holders of the Series A Preferred under the Series A Certificate of Designation.

                (f)     None.

                (g) Pursuant to the Series A Certificate of Designation, the Company is required to obtain the approval of a majority of the holders of the Class I Preferred and Class II Preferred, voting as a single class, prior to taking certain corporate action, including, among other things, (i) amending or modifying the Company's Certificate of Incorporation or By-Laws, (ii) subject to certain exceptions, authorizing or issuing any capital stock of the Company or any of its subsidiaries or any options, warrants or other securities exchangeable therefor, (iii) reclassifying any class or series of Common Stock into shares having any preference to the Class I Preferred or Class II Preferred, (iv) liquidating, winding-up or dissolving the Company or any of its subsidiaries and (v) agreeing to a purchase or other acquisition of the capital stock of the Company or any of its subsidiaries. The Series B Certificate of Designation will afford the holders of the Series B Preferred the same rights.

                (h)     Not applicable.

                (i)     Not applicable.

                (j)     Not applicable.

ITEM 5.         INTEREST IN SECURITIES OF THE ISSUER.

                (a)     (i)     Based on the Company's Form 10-Q for the fiscal
quarter ended December 31, 2000, 13,883,593 shares of Common Stock were outstanding as of December 31, 2000. Americas III, UBS Jersey, Advisor and UBS AG are the beneficial owners of 1,149,878 shares of Class I Preferred and 779,447 shares of Class II Preferred which are convertible into an aggregate of 1,929,325 shares of Common Stock and 1,425,000 shares of Common Stock. Such Reporting Persons, therefore, beneficially own approximately 21.21% of the issued and outstanding shares of Common Stock.

                        (ii) UBS AG also beneficially owns the 60,520 shares of Class I Preferred and 41,024 shares of Class II Preferred held by UBS Capital LLC which are convertible into an aggregate of 101,544 shares of Common Stock and 75,000 shares of Common Stock held by UBS Capital LLC. Such holdings represent, in the aggregate, approximately 1.26% of the issued and outstanding Common Stock. UBS AG, therefore, is the beneficial owner of approximately 22.18% of the issued and outstanding Common Stock.

                        (iii) The above percentages were calculated in accordance with Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934.



                               Page 14 of 18 Pages

                (b) The Reporting Persons have shared power to vote or direct the vote and dispose or direct the disposition of all shares identified in paragraph (a)(i) above. UBS AG has sole power to vote or direct the vote and dispose or direct the disposition of all shares identified in paragraph (a)(ii) above.

                (c) Except as described herein, the Reporting Persons have not effected any transaction in the securities of the Company during the past 60 days.

                (d)     Not applicable.

                (e)     Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONS WITH RESPECT TO SECURITIES OF THE ISSUER.

                In addition to the agreements described above, Americas III and UBS Capital LLC have entered into a Registration Rights Agreement, dated as of June 15, 2000, by and among the Company, Americas III, UBS Capital LLC, ITI and Lee S. Casty, which is incorporated herein by reference to Exhibit E to the Original Schedule 13D (the "Registration Rights Agreement").

                To the knowledge of the Reporting Persons, except as set forth herein or incorporated by reference, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of their members, directors or executive officers have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or losses or the giving or withholding of proxies.



                               Page 15 of 18 Pages

ITEM 7.         MATERIAL TO BE FILED AS EXHIBITS.


                Exhibit A         List of Members, Managers, Directors and
                                  Executive Officers of Reporting Persons, incorporated by reference to Exhibit A of the Schedule 13D of the registrant (File No.
                                  005-38061).

                Exhibit B         Purchase Agreement, dated as of June 15,
                                  2000, by and among the Company, Americas III and UBS Capital LLC (excluding exhibits), incorporated by reference to Exhibit B of the Schedule 13D of the registrant (File No.
                                  005-38061).

                Exhibit C         Certificate of Designation, Number,
                                  Powers, Preferences and Relative,
                                  Participating, Optional and Other Rights of
                                  Series A Convertible Preferred Stock of IFX
                                  Corporation, incorporated by reference to
                                  Exhibit C of the Schedule 13D of the
                                  registrant (File No. 005-38061).

                Exhibit D         Stockholders Agreement, dated as of June
                                  15, 2000, by and among the Company, Americas
                                  III, UBS Capital LLC, International
                                  Technology Investments, LLC, Lee S. Casty,
                                  Joel Eidelstein and Michael Shalom
                                  (excluding exhibits), incorporated by
                                  reference to Exhibit D of the Schedule 13D of the registrant (File No. 005-38061).

                Exhibit E         Registration Rights Agreement, dated as of
                                  June 15, 2000, by and among the Company, Americas III, UBS Capital LLC, International
                                  Technology Investments, LLC and Lee S.
                                  Casty, incorporated by reference to Exhibit
                                  E of the Schedule 13D of the registrant
                                  (File No. 005-38061).

                Exhibit F         Joint Filing Agreement, incorporated by
                                  reference to Exhibit F of the Schedule 13D of the registrant (File No. 005-38061).

                Exhibit G         Purchase and Sale Agreement, dated as of
                                  October 13, 2000, by and among ITI, Shalom,
                                  Americas III and UBS Capital LLC (excluding exhibits), incorporated by reference to
                                  Exhibit G of Schedule 13D of the registrant
                                  (File No. 005-38061).

                Exhibit H         Purchase Agreement, dated as of March 13,
                                  2001, by and among the Company, Americas III and UBS Capital LLC (excluding exhibits).




                               Page 16 of 18 Pages

                                    SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.


Dated:    March 13, 2001


                                UBS CAPITAL AMERICAS III, L.P.
                                  By: UBS Capital Americas III, LLC


                                By:   /s/ Charles W. Moore
                                      -----------------------------------------
                                      Name:  Charles W. Moore
                                      Title: Partner


                                By:   /s/ Marc Unger
                                      -----------------------------------------
                                      Name:  Marc Unger
                                      Title: Chief Financial Officer


                                UBS CAPITAL JERSEY CORPORATION II,
                                LTD.


                                By:   /s/ Derek Smith
                                      -----------------------------------------
                                      Name:  Derek Smith
                                      Title: Director


                                By:   /s/ Andrew Evans
                                      -----------------------------------------
                                      Name:  Andrew Evans
                                      Title: Director




                               Page 17 of 18 Pages

                                UBS CAPITAL AMERICAS III, LLC


                                By:   /s/ Charles W. Moore
                                      -----------------------------------------
                                      Name:  Charles W. Moore
                                      Title: Partner


                                By:   /s/ Marc Unger
                                      -----------------------------------------
                                      Name:  Marc Unger
                                      Title: Chief Financial Officer


                                UBS AG


                                By:   /s/ Robert Mills
                                      -----------------------------------------
                                      Name:  Robert Mills
                                      Title: Managing Director


                                By:   /s/ Robert Dinerstein
                                      -----------------------------------------
                                      Name:  Robert Dinerstein
                                      Title: Managing Director



                               Page 18 of 18 Pages